UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

In respect of its

U.S. Dollar 5,000,000,000 3.500 per cent. Notes due October 28, 2030

Filed pursuant to Rule 3 of Regulation BW

Dated: October 28, 2025

The following information regarding the U.S. Dollar 5,000,000,000 3.500 per cent. Notes due October 28, 2030 (the “Notes”) of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the “Prospectus”) for the Bank’s Global Debt Issuance Facility (the “Facility”), the most recent version of which (dated September 24, 2021) is already on file with the Securities and Exchange Commission and in the form of an Information Statement (the “Information Statement”), the most recent version of which (dated September 23, 2025) is already on file with the Securities and Exchange Commission.

Item 1. Description of Obligations

(a) U.S. Dollar 5,000,000,000 3.500 per cent. Notes due October 28, 2030.

(b) The interest rate per U.S. Dollar 1,000 (the “Specified Denomination”) shall be 3.500 per cent. per annum, payable semi-annually in arrear on each April 28 and October 28, commencing April 28, 2026, and ending on October 28, 2030.

(c) Maturing October 28, 2030. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

(d) Not Applicable.

(e) Bank’s standard negative pledge clause (see Condition 4 on page 21 of the Prospectus).

(f) Not Applicable.

(g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

(h) See Prospectus, pages 6-11.

(i) Federal Reserve Bank of New York, 33 Liberty Street, New York, New York 10045.

Item 2. Distribution of Obligations

As of October 24, 2025, the Bank entered into a Terms Agreement with Banco Santander, S.A., Barclays Bank PLC, BMO Capital Markets Corp., BNP Paribas, CastleOak

Securities, L.P., CIBC World Markets Corp., Citigroup Global Markets Limited, Crédit Agricole Corporate and Investment Bank, Daiwa Capital Markets Europe Limited, Deutsche Bank AG, London Branch, Goldman Sachs International, HSBC Bank plc, J.P. Morgan Securities plc, Merrill Lynch International, Morgan Stanley & Co. International plc, National Bank of Canada Financial Inc., Nomura International plc, The Bank of Nova Scotia, London Branch, RBC Capital Markets, LLC, The Toronto-Dominion Bank, UBS AG London Branch and Wells Fargo Securities, LLC (collectively, the “Managers”), pursuant to which the Bank agreed to issue, and the Managers agreed to purchase, a principal amount of the Notes aggregating USD 5,000,000,000 at 99.514% of par. The Notes will be offered for sale subject to issuance and acceptance by the Managers and subject to prior sale. Delivery of the Notes is expected to be made on or about October 28, 2025.

The Terms Agreement provides that the obligations of the Managers are subject to certain conditions, including the continued accuracy of the Bank’s representations and warranties set forth in the Bank’s Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the “Standard Provisions”), the most recent version of which (dated as of September 24, 2021) is already on file with the Securities and Exchange Commission.

Item 3. Distribution Spread

Price to Public	Selling Discounts and Commissions	Proceeds to the Bank
Per Unit: 99.514%	0.125%	99.389%
Total: USD 4,975,700,000	USD 6,250,000	USD 4,969,450,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

None

Item 5. Other Expenses of Distribution

As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

Item 6. Application of Proceeds

The net proceeds will be used in the general operations of the Bank.

Item 7. Exhibits

A.	Final Terms dated October 24, 2025.

B.	Terms Agreement dated October 24, 2025.

EXECUTION VERSION

Final Terms dated October 24, 2025

International Bank for Reconstruction and Development

Issue of

US$5,000,000,000 3.500 per cent. Notes due October 28, 2030

under the

Global Debt Issuance Facility

Terms used herein shall be deemed to be defined as such for the purposes of the terms and conditions (the “Conditions”) set forth in the Prospectus dated September 24, 2021. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with such Prospectus.

MiFID II product governance / Retail investors, professional investors and ECPs target market – See Term 28 below.

UK MiFIR product governance / Retail investors, professional investors and ECPs target market – See Term 29 below.

SUMMARY OF THE NOTES

1.	Issuer:	International Bank for Reconstruction and Development (“IBRD”)

2.	(i) Series number:	102577

	(ii) Tranche number:	1

3.	Specified Currency or Currencies (Condition 1(d)):	United States Dollars (“US$”)

4.	Aggregate Nominal Amount

	(i) Series:	US$5,000,000,000

	(ii) Tranche:	US$5,000,000,000

5.	(i) Issue Price:	99.514 per cent. of the Aggregate Nominal Amount

	(ii) Net proceeds:	US$4,969,450,000.00

6.	Specified Denominations (Condition 1(b)):	US$1,000 and integral multiples thereof

7.	Issue Date:	October 28, 2025

8.	Maturity Date (Condition 6(a)):	October 28, 2030

9.	Interest basis (Condition 5):	3.500 per cent Fixed Rate (further particulars specified below)

10.	Redemption/Payment basis (Condition 6):	Redemption at par

11.	Change of interest or redemption/payment basis:	Not Applicable

12.	Call/Put Options (Condition 6):	Not Applicable

13.	Status of the Notes (Condition 3):	Unsecured and unsubordinated

14.	Listing:	Luxembourg Stock Exchange

15.	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	Fixed Rate Note provisions (Condition 5(a)):	Applicable

	(i) Rate of Interest:	3.500 per cent. per annum payable semi-annually in arrear

	(ii) Interest Payment Date(s):	April 28 and October 28 of each year, from and including April 28, 2026, to and including the Maturity Date, not subject to adjustment in accordance with a Business Day Convention

	(iii) Interest Period Date(s):	Each Interest Payment Date

	(iv) Business Day Convention:	Not Applicable

	(v) Day Count Fraction (Condition 5(l)):	30/360

	(vi) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

17.	Final Redemption Amount of each Note (Condition 6):	US$1,000 per minimum Specified Denomination

18.	Early Redemption Amount (Condition 6(c)):	As set out in the Conditions

GENERAL PROVISIONS APPLICABLE TO THE NOTES

19.	Form of Notes (Condition 1(a)):	Fed Bookentry Notes:

Fed Bookentry Notes available on Issue Date

20.	New Global Note / New Safekeeping Structure:	No

21.	Financial Centre(s) or other special provisions relating to payment dates (Condition 7(h)):	New York

22.	Governing law (Condition 14):	New York

23.	Other final terms:	Not Applicable

DISTRIBUTION

24.	(i) If syndicated, names of Managers and underwriting commitments:	Citigroup Global Markets Limited Goldman Sachs International Morgan Stanley & Co. International plc Nomura International plc	US$1,067,425,000 US$1,067,425,000 US$1,067,425,000 US$1,067,425,000

		CastleOak Securities, L.P.	US$82,500,000
		CIBC World Markets Corp.	US$372,500,000
		Daiwa Capital Markets Europe Limited	US$151,000,000
		National Bank of Canada Financial Inc.	US$96,300,000
		Banco Santander, S.A.	US$2,000,000
		Barclays Bank PLC	US$2,000,000
		BMO Capital Markets Corp.	US$2,000,000
		BNP PARIBAS	US$2,000,000
		Crédit Agricole Corporate and Investment Bank	US$2,000,000
		Deutsche Bank AG, London Branch	US$2,000,000
		HSBC Bank plc	US$2,000,000
		J.P. Morgan Securities plc	US$2,000,000
		Merrill Lynch International	US$2,000,000
		RBC Capital Markets, LLC	US$2,000,000
		The Bank of Nova Scotia, London Branch	US$2,000,000
		The Toronto-Dominion Bank	US$2,000,000
		UBS AG London Branch	US$2,000,000
		Wells Fargo Securities, LLC	US$2,000,000

	(ii) Stabilizing Manager(s) (if any):	Not Applicable

25.	If non-syndicated, name of Dealer:	Not Applicable

26.	Total commission and concession:	0.125 per cent. of the Aggregate Nominal Amount

27.	Additional selling restrictions:	Not Applicable

28.	MiFID II product governance / Retail investors, professional investors and ECPs target market:

Directive 2014/65/EU (as amended, “MiFID II”) product governance / Retail investors, professional investors and ECPs target market:

Solely for the purposes of the manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that (i) the target market for the Notes is ECPs, professional clients and retail clients, each as defined in MiFID II; and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturer’s target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer’s target market assessment) and determining appropriate distribution channels.

For the purposes of this Term 28, “manufacturer” means Goldman Sachs International.

IBRD does not fall under the scope of application of MiFID II. Consequently, IBRD does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of MiFID II.

29.	UK MiFIR product governance / Retail investors, professional investors and ECPs target market:

Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“UK MiFIR”) product governance / Retail investors, professional investors and ECPs target market:

Solely for the purposes of the manufacturers’ product approval process, the target market assessment in respect of the Notes has led to the conclusion that (i) the target market for the Notes is eligible counterparties (as defined in the United Kingdom Financial Conduct Authority (the “FCA”) Handbook Conduct of Business Sourcebook (“COBS”)), professional clients (as defined in UK MiFIR) and retail clients (as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018); and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, each distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

For the purposes of this Term 29, “manufacturers” means Citigroup Global Markets Limited, Goldman Sachs International, Morgan Stanley & Co. International plc, and Nomura International plc.

IBRD does not fall under the scope of application of UK MiFIR. Consequently, IBRD does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of UK MiFIR.

OPERATIONAL INFORMATION

30.	Legal Entity Identifier of the Issuer:	ZTMSNXROF84AHWJNKQ93

31.	ISIN Code:	US459058LY71

32.	Common code:	322063130

33.	CUSIP:	459058LY7

34.	Any clearing system(s) other than Euroclear Bank SA/NV, Clearstream Banking, S.A. and The Depository Trust Company and the relevant identification number(s):	Bookentry system of the Federal Reserve Banks

35.	Delivery:	Delivery versus payment

36.	Intended to be held in a manner which would allow Eurosystem eligibility:	Not Applicable

GENERAL INFORMATION

IBRD’s most recent Information Statement was issued on September 23, 2025.

SUPPLEMENTAL PROSPECTUS INFORMATION

The Prospectus is hereby supplemented with the following information, which shall be deemed to be incorporated in, and to form part of, the Prospectus.

The Dealers are represented by Sullivan & Cromwell LLP. From time to time Sullivan & Cromwell LLP performs legal services for IBRD.

LISTING APPLICATION

These Final Terms comprise the final terms required for the admission to the Official List of the Luxembourg Stock Exchange and to trading on the Luxembourg Stock Exchange’s regulated market of the Notes described herein issued pursuant to the Global Debt Issuance Facility of International Bank for Reconstruction and Development.

RESPONSIBILITY

IBRD accepts responsibility for the information contained in these Final Terms.

Signed on behalf of IBRD:

By:	/s/ Henry Coyle
Name: Henry Coyle
Title: Authorized Officer
Duly authorized

EXECUTION VERSION

TERMS AGREEMENT NO. 102577 UNDER THE FACILITY

October 24, 2025

International Bank for Reconstruction

and Development

1818 H Street, N.W.

Washington, D.C. 20433

The undersigned (the “Dealers”) agree to purchase from you (the “Bank”) the Bank’s US$5,000,000,000 3.500 per cent. Notes due October 28, 2030 (the “Notes”) described in the Final Terms, dated as of the date hereof (the “Final Terms”) at 11:00 a.m. New York time on October 28, 2025 (the “Settlement Date”) at an aggregate purchase price of US$4,969,450,000 (which is 99.389 per cent. of the aggregate nominal amount of the Notes) on the terms set forth herein and in the Standard Provisions, dated September 24, 2021, relating to the issuance of Notes by the Bank (the “Standard Provisions”), incorporated herein by reference. In so purchasing the Notes, each of the Dealers understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein and the term “Time of Sale” refers to October 21, 2025, 5:00 p.m. London time. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to the Dealers that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof.

The obligation of each of the Dealers to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank’s representations and warranties contained in the Standard Provisions and to the Bank’s performance and observance of all applicable covenants and agreements contained therein. The obligation of the Dealers to purchase Notes hereunder is further subject to the receipt by the Dealers of the officer’s certificate of the Bank referred to in Section 6.3.1, the validity opinion of Bank counsel referred to in Section 6.3.2, the validity opinion(s) of Dealer counsel referred to in Section 6.3.3, the disclosure letters of Bank counsel and Sullivan & Cromwell LLP referred to in Section 6.3.4, the accountants’ letter referred to in Section 6.3.5, and the certificate of the Secretary of the Bank referred to in Section 6.3.6 of the Standard Provisions.

1

The Bank agrees that it will issue the Notes and the Dealers named below severally and not jointly agree to purchase the Notes at the purchase price specified above (being equal to the issue price of 99.514 per cent. less a management and underwriting fee of 0.125 per cent. of the aggregate nominal amount of the Notes).

The respective nominal amounts of the Notes that each of the Dealers commits to underwrite are set forth opposite their names below:

Name	Nominal Amount
Citigroup Global Markets Limited	US$1,067,425,000
Goldman Sachs International	US$1,067,425,000
Morgan Stanley & Co. International plc	US$1,067,425,000
Nomura International plc	US$1,067,425,000
CastleOak Securities, L.P.	US$82,500,000
CIBC World Markets Corp.	US$372,500,000
Daiwa Capital Markets Europe Limited National Bank of Canada Financial Inc.	US$151,000,000 US$96,300,000
Banco Santander, S.A.	US$2,000,000
Barclays Bank PLC	US$2,000,000
BMO Capital Markets Corp.	US$2,000,000
BNP PARIBAS	US$2,000,000
Crédit Agricole Corporate and Investment Bank	US$2,000,000
Deutsche Bank AG, London Branch	US$2,000,000
HSBC Bank plc	US$2,000,000
J.P. Morgan Securities plc	US$2,000,000
Merrill Lynch International	US$2,000,000
RBC Capital Markets, LLC	US$2,000,000
The Bank of Nova Scotia, London Branch	US$2,000,000
The Toronto-Dominion Bank	US$2,000,000
UBS AG London Branch Wells Fargo Securities, LLC	US$2,000,000 US$2,000,000
Total:	US$5,000,000,000

2

Payment for and delivery of the Notes shall be made each against the other on the Settlement Date. The Notes shall be delivered in book entry form to the following account at the Federal Reserve Bank of New York: ABA 021000018 / BANK OF NYC/ NITLON; and payment of the purchase price specified above shall be delivered in immediately available funds to the Bank’s account at the Federal Reserve Bank of New York: ABA No. 021081367 (IBRD WASH/ISSUER – CODE 2500).

3

The Bank hereby appoints each of the Dealers as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. Each of the Dealers shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. Each of the Dealers acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions which it has requested.

4

In consideration of the Bank appointing each of the Dealers as a Dealer solely with respect to this issue of Notes, each of the Dealers hereby undertakes for the benefit of the Bank and each of the other Dealers that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5	The Joint Lead Managers hereby jointly and equally agree to pay the following expenses, if applicable:

(a)

all initial and ongoing costs and expenses of listing the Notes on the Luxembourg Stock Exchange (including, without limitation, the costs and expenses of the listing agent and for the notices required to be published in connection with the issue and initial and continued listing of the Notes);

(b)	any fees of the Federal Reserve Bank of New York in its capacity as Fiscal Agent for the Notes;

(c)

the legal fees and expenses of Sullivan & Cromwell LLP, counsel to the Dealers (excluding certain fees with respect to the delivery of the validity opinion and the disclosure letter, which fees shall be paid by the Bank).

6

Each of the Dealers acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of each of the Dealers which have arisen prior to such termination.

For purposes hereof, the notice details of the Dealers are as follows:

c/o Nomura International plc

1 Angel Lane, London EC4R 3AB

United Kingdom

Attention: Fixed Income Syndicate

Telephone: +44(0) 20 7103 9026

Email: EMEADebtSyndicate@nomura.com

7

If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Terms Agreement, the Dealers who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20 per cent. of the nominal amount of the Notes for which the non-defaulting Dealers were originally committed; provided, however, that if the aggregate nominal amount of Notes as to which such default occurred exceeds 16.667 per cent. of the nominal amount of the Notes, the non-defaulting Dealers shall be entitled to terminate this Terms Agreement without any liability on the part of any non-defaulting Dealers. Nothing herein will relieve a defaulting Dealer from liability for its default.

8

The Dealers and the Bank acknowledge that the Bank does not fall under the scope of application of either the MiFID II or UK MiFIR regime. Consequently, the Bank does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of MiFID II or UK MiFIR.

9

Solely for the purposes of the requirements of Article 9(8) of the MiFID Product Governance rules under EU Delegated Directive 2017/593 (the “MiFID Product Governance Rules”) regarding the mutual responsibilities of manufacturers under the Product Governance Rules:

(a)

Goldman Sachs International (the “EU Manufacturer”) acknowledges to that it understands the responsibilities conferred upon it under the MiFID Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Final Terms and any other announcements in connection with the Notes; and

(b)

the other Dealers note the application of the MiFID Product Governance Rules and acknowledge the target market and distribution channels identified as applying to the Notes by the EU Manufacturer and the related information set out in the Final Terms and any other announcements in connection with the Notes.

Solely for the purposes of the requirements of 3.2.7R of the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) regarding the mutual responsibilities of UK manufacturers under the UK MiFIR Product Governance Rules:

(a)

each of Citigroup Global Markets Limited, Goldman Sachs International, Morgan Stanley & Co. International plc, and Nomura International plc (each a “UK Manufacturer” and together the “UK Manufacturers”) acknowledges to each other UK Manufacturer that it understands the responsibilities conferred upon them under the UK MiFIR Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Final Terms in connection with the Notes; and

(b)

each of the other Dealers notes the application of the UK MiFIR Product Governance Rules and acknowledges the target market and distribution channels identified as applying to the Notes by the UK Manufacturers and the related information set out in the Final Terms and any other announcements in connection with the Notes.

For the purposes of this provision, the expression “MiFID II” means Directive 2014/65/EU, as amended and the expression “UK MiFIR” means Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

10

Nothing in this Terms Agreement shall operate as or be construed to constitute a waiver, renunciation or any other modification of any privilege or immunity of the Bank under the Bank’s Articles of Agreement, or applicable law or international law.

11	All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

12	This Terms Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

CITIGROUP GLOBAL MARKETS LIMITED

By:	/s/ Noor Mallam
Name: Noor Mallam
Title: Vice President

GOLDMAN SACHS INTERNATIONAL

By:	/s/ Edward Markham
Name: Edward Markham
Title: Managing Director

MORGAN STANLEY & CO. INTERNATIONAL PLC

By:	/s/ Kathryn McArdle
Name: Kathryn McArdle
Title: Executive Director

NOMURA INTERNATIONAL PLC

By:	/s/ Phillip Taylor
Name: Phillip Taylor
Title: Authorised Signatory

(together, the “Joint Lead Managers”)

CASTLEOAK SECURITIES, L.P.

By:	/s/ Itai Benosh
Name: Itai Benosh
Title: Managing Director

CIBC WORLD MARKETS CORP.

By:	/s/ Christina Cho
Name: Christina Cho
Title: Managing Director

DAIWA CAPITAL MARKETS EUROPE LIMITED

By:	/s/ Tyrone Cardona
Name: Tyrone Cardona
Title: Vice President

NATIONAL BANK OF CANADA FINANCIAL INC.

By:	/s/ Victor Lee
Name: Victor Lee
Title: Director

BANCO SANTANDER, S.A.

By:	/s/ Abraham Douek
Name: Abraham Douek
Title: Managing Director

By:	/s/ Ali Nauman
Name: Ali Nauman
Title: Executive Director

BARCLAYS BANK PLC

By:	/s/ Lynda Fleming
Name: Lynda Fleming
Title: Authorised Signatory

BMO CAPITAL MARKETS CORP.

By:	/s/ Sean M. Hayes
Name: Sean M. Hayes
Title: Managing Director

BNP PARIBAS

By:	/s/ Benjamin de Forton
Name: Benjamin de Forton
Title: DCM SSA

By:	/s/ Salma Guerich
Name: Salma Guerich
Title: DCM SSA

CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK

By:	/s/ Eric Busnel
Name: Eric Busnel
Title: Managing Director

By:	/s/ Benjamin Moulle
Name: Benjamin Moulle
Title: Head of SSA DCM

DEUTSCHE BANK AG, LONDON BRANCH

By:	/s/ Elena Pizzamano
Name: Elena Pizzamano
Title: Director

By:	/s/ Achim Linsenmaier
Name: Achim Linsenmaier
Title: Managing Director

HSBC BANK PLC

By:	/s/ Karl Allen
Name: Karl Allen
Title: Authorised Signatory

J.P. MORGAN SECURITIES PLC

By:	/s/ Aashima Monga
Name: Aashima Monga
Title: Vice President

MERRILL LYNCH INTERNATIONAL

By:	/s/ Kamini Sumra
Name: Kamini Sumra
Title: Managing Director

RBC CAPITAL MARKETS, LLC

By:	/s/ Scott G. Primrose
Name: Scott G. Primrose
Title: Authorized Signatory

THE BANK OF NOVA SCOTIA, LONDON BRANCH

By:	/s/ Francisca Montgomery
Name: Francisca Montgomery
Title: Director, Legal Counsel, Europe

By:	/s/ Cesare Roselli
Name: Cesare Roselli
Title: Managing Director

THE TORONTO-DOMINION BANK

By:	/s/ Frances Watson
Name: Frances Watson
Title: Managing Director

UBS AG LONDON BRANCH

By:	/s/ Jake Webster
Name: Jake Webster
Title: Executive Director

By:	/s/ Raman Gangahar
Name: Raman Gangahar
Title: Executive Director

WELLS FARGO SECURITIES, LLC

By:	/s/ Barbara Garafalo
Name: Barbara Garafalo
Title: Managing Director

(together with the Joint Lead Managers, the “Dealers”)

CONFIRMED AND ACCEPTED, as of the date first written above:

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

By:	/s/ Henry Coyle
Name: Henry Coyle
Authorized Officer